# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tax Free Fund for Puerto Rico Residents, Inc., CIK 0001847518
CUSIP: 87675M102
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 250 Munoz Rivera Avenue, American International Plaza, 10th Floor, San Juan, Puerto Rico (PR), 00918
Date of event which requires filing of this statement: 03/18/2025
Filed by CIK 0001838395
Persons authorized to receive notices and communications: W. Heath Hawk, GAM Tower, 2 Tabonuco St.,, Suite 200, Guaynabo, Puerto Rico (PR), 00968, (770) 777-9373

## Reporting persons
- Ocean Capital LLC (CIK 0001838395): type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: working capital (WC); sole voting power 0; shared voting power 1,479,364.25; sole dispositive power 0; shared dispositive power 1,479,364.25; aggregate amount beneficially owned 1,479,364.25 (13.3% of the class)
  Comment: Box 13 - The percentages used herein are based upon 11,130,386 shares of common stock outstanding, which represents the shares of common stock outstanding as of March 6, 2025, according to the Issuer's Preliminary Proxy Statement (the Issuer's "Proxy Statement") filed on form PRER 14A with the Securities and Exchange Commission (the "SEC") on March 11, 2025.
- William Heath Hawk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 1,479,364.25; sole dispositive power 0; shared dispositive power 1,479,364.25; aggregate amount beneficially owned 1,479,364.25 (13.3% of the class)
  Comment: Box 13 - The percentages used herein are based upon 11,130,386 shares of common stock outstanding as of March 6, 2025, as disclosed in the Issuer's Proxy Statement.
- Ethan A. Danial: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 60,523; sole dispositive power 0; shared dispositive power 60,523; aggregate amount beneficially owned 60,523 (0.5% of the class)
  Comment: Box 8 - Mr. Danial's Shared Voting Power consists of 60,523 sharers owned by RAD Investments, LLC, which Mr. Danial, as one of its managers, may be deemed to beneficially own.
  
  Box 13 - The percentages used herein are calculated based upon 11,130,386 shares of common stock outstanding as of March 6, 2025, as disclosed in the Issuer's Proxy Statement.
- Brent D. Rosenthal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jose R. Izquierdo II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Roxana Cruz-Rivera: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mojdeh L. Khaghan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ian McCarthy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Tax Free Fund for Puerto Rico Residents, Inc.
Address of issuer's principal executive offices: 250 Munoz Rivera Avenue, American International Plaza, 10th Floor, San Juan, Puerto Rico (PR), 00918
Comment: The following constitutes Amendment No. 14 ("Amendment No. 14") to the Schedule 13D filed by the undersigned with the SEC on April 4, 2022, as amended by the Amendment No. 1 filed on April 18, 2022, Amendment No. 2 filed on April 28, 2022, Amendment No. 3 filed on June 7, 2022, Amendment No. 4 filed on March 17, 2023, Amendment No. 5 filed on April 12, 2023, Amendment No. 6 filed on September 14, 2023, Amendment No. 7 filed on December 8, 2023, Amendment No. 8 filed on December 11, 2023, Amendment No. 9 filed on February 9, 2024, Amendment No. 10 filed on March 20, 2024, Amendment No. 11 filed on April 8, 2024, Amendment No. 12 filed on January 27, 2025 and Amendment No. 13 filed on March 7, 2025 (collectively, the "Schedule 13D"). This Amendment No. 14 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented to add the following paragraphs: On March 18, 2025, Ocean Capital, Mr. Hawk and the 2025 Nominees (collectively, the "2025 Participants") filed a definitive proxy statement and an accompanying BLUE proxy card with the SEC in connection with their solicitation of proxies for the 2025 Annual Meeting. At the 2025 Annual Meeting, the 2025 Participants will seek stockholder approval of Ocean Capital's proposals to (i) elect the 2025 Nominees, consisting of Brent D. Rosenthal and Jose R. Izquierdo II, to serve as Class II directors on the Board, until their terms expire at the Issuer's 2028 annual meeting of stockholders or until their respective successors are duly elected and qualified and (ii) repeal any provision of, or amendment to, the Issuer's bylaws adopted by the Board without stockholder approval subsequent to March 30, 2022. Details of the proposals, including information about the 2025 Nominees, can be found in the 2025 Participants' definitive proxy statement, which is available at no charge on the SEC's website http://www.sec.gov.

The 2025 Participants are asking stockholders to vote on their BLUE proxy card "FOR ALL" the 2025 Nominees and "FOR" the proposal to repeal any provision of, or amendment to, the Issuer's bylaws adopted by the Board without stockholder approval subsequent to March 30, 2022.

## Signatures
- Ocean Capital LLC: /s/ William Heath Hawk, William Heath Hawk/Managing Member (03/19/2025)
- William Heath Hawk: /s/ William Heath Hawk, William Heath Hawk (03/19/2025)
- Ethan A. Danial: /s/ Ethan A. Danial, Ethan A. Danial (03/19/2025)
- Brent D. Rosenthal: /s/ Brent D. Rosenthal, Brent D. Rosenthal (03/19/2025)
- Jose R. Izquierdo II: /s/ Jose R. Izquierdo II, Jose R. Izquierdo II (03/19/2025)
- Roxana Cruz-Rivera: /s/ Roxana Cruz-Rivera, Roxana Cruz-Rivera (03/19/2025)
- Mojdeh L. Khaghan: /s/ Mojdeh L. Khaghan, Mojdeh L. Khaghan (03/19/2025)
- Ian McCarthy: /s/ Ian McCarthy, Ian McCarthy (03/19/2025)